EXHIBIT 99.1

[THE FIRST OF LONG ISLAND CORPORATION LETTERHEAD]

May 10, 2006	For More Information Contact:
Mark D. Curtis, Senior Vice President and Treasurer
(516) 671-4900, Ext. 556

PRESS RELEASE IMMEDIATE
THE FIRST OF LONG ISLAND CORPORATION ANNOUNCES FIRST
QUARTER 2006 EARNINGS

          Glen Head, New York, May 10, 2006 – In the first quarter of 2006 the Corporation earned $.72 per share versus $.76 for the same quarter last year. In addition to the negative interest rate environment, earnings are down principally because the first quarter of 2005 included several nonroutine items that on a net basis added six cents to earnings per share. These items included, among others, a refund of real estate taxes previously paid, a reduction in taxes accrued with respect to the Bank’s investment subsidiary, and securities losses incurred as part of a securities loss program.

          When compared to the same quarter last year, first quarter 2006 earnings were helped by loan growth. Total loans grew by $55.2 million, or 15.8%, from $348.9 million at March 31, 2005 to $404.1 million at March 31, 2006. The loan growth is attributable to management’s efforts to change the composition of the Bank’s earning assets so as to become more concentrated in loans and less concentrated in securities. Loans now represent 41.7% of total assets versus 36.4% at March 31, 2005. Most of the growth occurred in commercial mortgages which were up by $24.4 million, or 26.6%, home equity products which were up by $14.7 million, or 33.1%, and residential mortgages which were up by $11.4 million, or 7.7%. Management believes that the credit quality of the Bank’s loan portfolio continues to be excellent. Also contributing to first quarter 2006 earnings was an increase in yield on the Bank’s securities portfolio brought about by, among other things, the securities loss programs conducted in 2005. Securities loss programs enhance future earnings in that they entail selling lower yielding securities at a loss and replacing them with higher yielding securities.

          The loan growth and enhanced yield on the securities portfolio helped to mitigate the negative impact of a flattening yield curve and a slowing of deposit growth. The flattening yield curve resulted from a significant increase in short-term interest rates, which drove up the Bank’s cost of deposits, accompanied by lesser increases in intermediate and longer-term interest rates, which resulted in only limited opportunity for the Bank to reinvest cash flows from intermediate and longer-term loans and securities at higher yields. The slowing of deposit growth occurred as competition in the Bank’s market areas increased and alternatives to bank deposit products became more attractive.

          The flat yield curve is continuing to exert pressure on the Bank’s net interest margin. The Bank currently plans to continue growing loans in a measured and disciplined manner and is investing in people and infrastructure to accommodate these plans. Management believes that commercial loan growth in particular, in addition to new branch openings, will be a key driver of future deposit and earnings growth.

          In December of last year, the Bank opened a full service branch on the south shore of Long Island in the town of Merrick. This brings the Bank’s full service branch count to ten and the overall number of branches to twenty-five. Management currently plans to continue opening branches in key markets on Long Island and in Manhattan.

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BALANCE SHEET INFORMATION

	3/31/06	12/31/05

	(in thousands)

Total Assets	$968,818	$944,156

Net Loans	400,549	377,210

Investment Securities	478,745	518,397

Checking Deposits	322,290	307,842

Savings and Time Deposits	506,360	480,169

Total Stockholders’ Equity	92,123	90,698

INCOME STATEMENT INFORMATION

	Three Months Ended

	3/31/06	3/31/05

	(in thousands, except per share data)

Net Interest Income	$8,796	$8,466
Provision For Loan Losses	236	150

Net Interest Income After Loan Loss Provision	8,560	8,316

Noninterest Income	1,585	1,689
Noninterest Expense	6,512	6,225

Income Before Income Taxes	3,633	3,780
Income Tax Expense	826	738

Net Income	$2,807	$3,042

Earnings Per Share:
Basic	$.73	$.77
Diluted	$.72	$.76

          This earnings release contains various “forward-looking statements” within the meaning of that term as set forth in Rule 175 of the Securities Act of 1933 and Rule 3b-6 of the Securities Act of 1934. Such statements are generally contained in sentences including the words “may” or “expect” or “could” or “should” or “would” or “believe”. The Corporation cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and therefore actual results could differ materially from those contemplated by the forward looking statements. In addition, the Corporation assumes no duty to update forward-looking statements.

          For more detailed financial information please see the Corporation’s Form 10-Q for the quarterly period ended March 31, 2006. The Form 10-Q will be available on or before May 10, 2006 and can be obtained from our Finance Department located at 10 Glen Head Road, Glen Head, New York 11545, or you can access Form 10-Q by going to our website at www.fnbli.com and clicking on “About Us”, then clicking on “SEC Filings”, and then clicking on “Corporate SEC Filings.”

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